Exhibit 99

-EARNINGS RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES THIRD QUARTER 2007 RESULTS

Tel Aviv, Israel, November 20, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today reported a net loss for the third quarter and for the first nine months of 2007 of $20.0 million, or $0.69 per share, and $16.7 million, or $0.57 per share, respectively. In the third quarter and first nine months of 2006, Elron reported a net loss of $4.4 million, or $0.16 per share, and $14.4 million, or $0.50 per share, respectively.

Elron's net loss in the third quarter and the first nine months of 2007 resulted primarily from the following:

  an $8.3 million write off in Impliant Inc., during the third quarter, as a result of material adverse events in connection with Impliant's main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007. Impliant temporarily ceased FDA clinical trials and is currently conducting a technical reassessment of its main product which could cause a delay in bringing its product to the market and will require additional financing;
  Elron’s share in the net losses of its group companies, amounting to $9.7 million and $23.6 million, respectively; and
  the absence of gains from sales of shares of group companies.

The loss in the first nine months of 2007 was offset mainly by a gain, net of tax, of approximately $4.1 million from the sale of real estate in Carmiel, Israel, by Elron's wholly owned subsidiary, Elbit Ltd., and from a tax benefit of approximately $3.0 million, both recorded in the second quarter of 2007 and by $9.1 million gain (net of tax) from the merger between NetVision, Barak and GlobCall which was completed in the first quarter of 2007.

Elron's net loss in the third quarter and the first nine months of 2006 resulted primarily from Elron’s share in the net losses of its group companies, amounting to $7.2 million and $19.1 million, respectively.

Major developments in Elron’s group companies:

In October 2007, Intel Capital, Intel's global investment organization, completed an $11 million investment in Jordan Valley Semiconductors Ltd, then held 27% by Elron. Following the investment, Elron holds approximately 21% of the outstanding shares of Jordan Valley, subject to adjustment based on Jordan Valley's future performance. Jordan Valley's metrology solutions enable accurate and precise measurements for various thin-film applications in semiconductor manufacturing.

In November 2007, Elron invested approximately $4.2 million in NuLens Ltd as part of an aggregate financing of $8 million in which other existing shareholders also participated. Following the transaction, Elron's holdings in NuLens increased from 29% to approximately 34% of NuLens' outstanding shares.

Liquidity and Shareholders' Equity

As of September 30, 2007, Elron's cash, debentures and deposits amounted to approximately $71.6 million compared with $123.5 million at December 31, 2006. During the first nine months of 2007, Elron invested approximately $51.9 million, of which $13.2 million were invested in six new companies and the balance in existing group companies, of which $18.7 million were for the purchase of shares of Given Imaging.

Shareholders' equity at September 30, 2007, was approximately $285 million, representing approximately 92% of the total assets compared with $297.5 million representing approximately 91% of the total assets at December 31, 2006.

"The significant loss reported in the third quarter does not reflect the positive developments in many of our group companies, including the completion of private placements in Nulens and Jordan Valley in the fourth quarter" said Doron Birger Elron's President and CEO. "During the third quarter many of our group companies, mainly BrainsGate, Galil Medical, Teledata, Medingo and more have seen good progress in developing their products and growing revenues. In addition, Medingo, wholly owned by RDC, is rapidly proceeding with the development of its innovative insulin dispensing device, which is expected to receive FDA approval and to commence sales in 2008. As we continue to build our group companies and do not have exits or one time gains, we will continue to report quarterly losses. Our strong balance sheet will enable us to continue to invest in new opportunities and in our group companies to ensure the growth in our net asset value" concluded Doron Birger.

Investors may access Elron's third quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Tuesday, November 20, 2007, 9:00 a.m. (EST); 4:00 p.m. Israel

Dial in numbers:

In the US: 1 888 935 4577

In the UK: 0 800 028 1277

In Israel: 1 809 246 002

International Participants: +44 207 806 1955

For your convenience, a replay of the call will be available starting two hours after the call ends until midnight, Thursday November 22nd, 2007. To access the replay please dial +1 718 354 1112, with a passcode of: 6233674#.

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Contact:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

	September 30,	December 31,
	2007	2006
	Unaudited

ASSETS
Total current assets	$82,385	$134,033

INVESTMENTS AND LONG-TERM RECEIVABLES
Restricted Cash	7,256
Investments in affiliated companies	134,020	100,392
Investments in other companies and long-term receivables	68,654	68,215
Deferred taxes	9,490	9,182
Severance pay deposits	2,047	1,662

Total investments and long-term receivables	221,467	179,451

PROPERTY AND EQUIPMENT, NET	1,643	7,223

INTANGIBLE ASSETS	5,529	5,542

Total assets	$311,024	$326,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	13,924	$20,535

LONG-TERM LIABILITIES
Long-term loans from banks and others	2,215	2,113
Convertible Debentures	5,697	-
Accrued severance pay and retirement obligations	2,779	2,209
Deferred taxes	155	1,408

Total long-term liabilities	10,846	5,730

MINORITY INTEREST	1,343	2,480

Total Shareholders' Equity	284,911	297,504

Total liabilities and shareholders’ equity	311,024	$326,249

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

	Nine months ended		Three months ended		Year ended
					December
	September 30,		September 30,		31,
	2007	2006	2007	2006	2006
	Unaudited
INCOME
Net revenues	$3,163	$9,522	$999	$2,384	$12,863
Equity in losses of affiliated companies	(13,827)	(16,566)	(5,478)	(4,701)	(17,740)
Gain (loss) from disposal of businesses
and affiliated companies and changes
in holdings in affiliated companies,
net	12,515	2,278	(26)	2,283	2,547
Other income, net	(2,538)	4,012	(8,668)	645	29,310
Financial income, net	2,586	3,410	781	1,133	4,051
	1,899	2,656	(12,392)	1,744	31,031

COSTS AND EXPENSES	22,093	25,927	8,537	8,137	36,113

Income (loss) before taxes on income	(20,194)	(23,271)	(20,929)	(6,393)	(5,082)
Tax benefit (Taxes on income)	(471)	(122)	97	(23)	(1,110)
Income (loss) after taxes on income	(20,665)	(23,393)	(20,832)	(6,416)	(6,192)
Minority interest in losses of subsidiaries	3,995	9,021	786	1,982	9,224
Net income (loss)	(16,670)	(14,372)	(20,046)	(4,434)	3,032

Income (loss) per share:
Basic:

Net income (loss)	(0.56)	(0.49)	(0.68)	(0.15)	0.10

Diluted:
Net income (loss)	(0.57)	(0.50)	(0.69)	(0.16)	0.07

Weighted average number of ordinary
shares used in computing basic net
income per share (thousands)	29,609	29,526	29,621	29,533	29,532
Weighted average number of ordinary
shares used in computing diluted net
income per share (thousands)	29,609	29,526	29,621	29,533	29,624